April 21, 2010	TSX - HNC

Hard Creek Nickel Completes
Non Brokered Private Placement

(VANCOUVER) Hard Creek Nickel Corporation (the “Company”) – Further to the Company’s March 16, 2010 news release, the Company announces that it has completed its non brokered private placement of 4,000,000 Units at a price of Cdn. $0.25 per Unit for total gross proceeds of Cdn.$1,000,000.00.

Each Unit consists of one share and one half share purchase warrant. Each full warrant is exercisable at Cdn. $0.40 for one year.

In the event the common shares of the Company close for 20 consecutive trading days at an average price of Cdn. $0.60 or above, the Company shall have the right to require the conversion of the Warrants at the exercise price. Conversion will be required within 10 working days of issuance of the Notice of Forced Conversion. Any warrants that remain unexercised will expire 10 days after issuance of notice by the Company.

The private placement closed in two tranches - April 6, 2010 and April 20, 2010.

The securities and warrants issued have a hold period expiring August 7, 2010 and August 21, 2010.

Proceeds of the private placement will be used for general working capital.

A finders’ fee will be paid on a portion of this private placement, 7.5% of gross cash proceeds plus warrants exercisable at $0.40 for one year, equal to 7.5% of units placed in connection with this private placement.

The private placement remains subject to regulatory acceptance.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com